AMENDED SCHEDULE E

SERVICE FEES

Services Agreement for Trust and Regulatory Governance Dated June 11, 2013

Effective July 1, 2014

Services	Fee
Trust and Regulatory Governance (includes CCO Services, CFO Services and Business Management & Governance Services as detailed below)	3.25 basis points for net assets up to $750M; 2.2 basis points for net assets between $750-$1B; 2.0 basis points for net assets between$1B and $2B and 1.75 basis points for net assets over $2B

The Trust shall pay the annual fee, in quarterly installments, within fifteen (15) calendar days of receipt of invoice. The obligation to pay the fee shall begin as of the date of the commencement of operations for any Fund.

2. Out-of-Pocket Expenses, including but not limited to the following:

(a) The out-of-pocket expenses incurred in connection with Beacon Hill’s provision of these services to the Trust including, but not limited to, travel costs for attending Fund-related meetings (e.g., Board meetings, due diligence meetings, etc.); Fund-related telephone charges; printing, copying and mailing costs for Fund-related documents; record retention for Fund-related documents; state and federal regulatory registration and filing fees paid on behalf of any Fund; and

(b) Any other expenses approved by the Board.

Out-of-pocket expenses incurred will be included by Beacon Hill in the invoice.

ADVISERS INVESTMENT TRUST		BEACON HILL FUND SERVICES, INC.

/s/ Dina Tantra		/s/ Stephen Mintos
Name:	Dina A. Tantra	Name:	Stephen G. Mintos
Title:	President	Title:	President